Filed by HudBay Minerals Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Augusta Resource Corporation
Commission File Number: 001-32943
Date: February 24, 2014

BMO CAPITAL MARKETS 23RD GLOBAL METALS & MINING CONFERENCE February 2014 ACCORDING TO PLAN HBM

INVESTOR PRESENTATION l 2 Forward Looking Information This presentation contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this presentation, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this presentation is qualified by this cautionary note. Forward looking information includes, but is not limited to, statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer , the market for and listing of the common shares Hudbay may issue pursuant to the Offer, the value of the Hudbay common shares that may be received as consideration under the Offer, Hudbay’s ability to complete the transactions contemplated by the Offer, the permitting, development and financing of Augusta’s Rosemont project, the purpose of the Offer, the completion of any compulsory acquisition or subsequent acquisition transaction in connection with the Offer and any commitment to acquire outstanding shares of Augusta, Hudbay’s objectives, strategies, intentions, expectations and guidance and future financial and operating performance and prospects, Hudbay’s expectation as to the use of proceeds from the recently completed equity offering, production at Hudbay’s 777, Lalor and Reed mines and initial production from the Constancia project, continued processing at Hudbay’s Flin Flon concentrator, Snow Lake concentrator and Flin Flon zinc plant, Hudbay’s ability to complete the development of Hudbay’s Lalor, Constancia and Reed projects and the anticipated scope and cost of any development plans for these projects, anticipated timing of Hudbay’s projects and events that may affect Hudbay’s projects, including the anticipated issue of required licenses, our expectation that Hudbay will receive the remaining deposit amounts under our amended precious metals stream transaction with Silver Wheaton Corp. and additional funding under Hudbay’s equipment financing transaction with Caterpillar Financial Services Corporation, expectations with respect to additional credit facilities, the anticipated effect of external factors on revenue, such as commodity prices, anticipated exploration and development expenditures and activities and the possible success of such activities, estimation of mineral reserves and resources, mine life projections, timing and amount of estimated future production, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to: the success of mining, processing, exploration and development activities; the accuracy of geological, mining and metallurgical estimates; the costs of production; the supply and demand for metals Hudbay produces; no significant and continuing adverse changes in financial markets, including commodity prices and foreign exchange rates; the supply and availability of concentrate for Hudbay’s processing facilities; the supply and availability of reagents for Hudbay’s concentrators; the availability of third party processing facilities for Hudbay’s concentrate; the supply and availability of all forms of energy and fuels at reasonable prices; the availability of transportation services at reasonable prices; no significant unanticipated operational or technical difficulties; the execution of Hudbay’s business and growth strategies, including the success of Hudbay’s strategic investments and initiatives; the availability of financing for Hudbay’s exploration and development projects and activities; the ability to complete project targets on time and on budget and other events that may affect Hudbay’s ability to develop Hudbay’s projects; the timing and receipt of various regulatory and governmental approvals; the availability of personnel for Hudbay’s exploration, development and operational projects and ongoing employee relations; Hudbay’s ability to secure required land rights to complete its Constancia project; maintaining good relations with the communities in which Hudbay operates, including the communities surrounding the Constancia project and First Nations communities surrounding the Lalor and Reed projects; no significant unanticipated challenges with stakeholders at Hudbay’s various projects; no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters; no contests over title to Hudbay’s properties, including as a result of rights or claimed rights of aboriginal peoples; the timing and possible outcome of pending litigation and no significant unanticipated litigation; certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; and the accuracy of Augusta’s public disclosure; The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the impact of the issuance of Hudbay’s common shares as consideration under the Offer on the market price of Hudbay’s common shares, the development of the Rosemont project not occurring as planned, the exercising of dissent and appraisal rights by Augusta shareholders should a compulsory acquisition or subsequent acquisition transaction be undertaken in connection with the Offer, Augusta becoming a majority-owned subsidiary of Hudbay after consummation of the Offer, the inaccuracy of Augusta’s public disclosure upon which the Offer is predicated, the triggering of change of control provisions in Augusta’s agreements leading to adverse consequences, the failure to obtain the required approvals or clearances from government authorities on a timely basis, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond Hudbay’s control), depletion of Hudbay’s reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect Hudbay’s ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay’s ability to comply with Hudbay’s pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in Hudbay’s debt instruments or other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in Hudbay’s Management’s Discussion and Analysis for the fourth quarter of 2013. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this presentation or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

INVESTOR PRESENTATION l 3 Cautionary Information (continued) Information Concerning Augusta Except as otherwise expressly indicated herein, the information concerning Augusta contained in this presentation has been taken from and is based solely upon Augusta's public disclosure on file with the relevant securities regulatory authorities. Augusta has not reviewed this document and has not confirmed the accuracy and completeness of the information in respect of Augusta contained in this presentation. Although Hudbay has no knowledge that would indicate that any information or statements contained in this presentation concerning Augusta taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, none of Hudbay’s directors or officers have verified, nor do they assume any responsibility for, the accuracy or completeness of such information or statements or for any failure by Augusta to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to Hudbay. Hudbay has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Augusta's publicly available documents or records or whether there has been any failure by Augusta to disclose events that may have occurred or may affect the significance or accuracy of any information. Except as otherwise indicated, information concerning Augusta is given based on information in Augusta's public disclosure available as of the date hereof. Cautionary Note in Respect of the Offer The full details of the Offer are set out in the takeover bid circular and accompanying offer documents (collectively, the “Offer Documents”), which Hudbay filed with the Canadian securities regulatory authorities. Hudbay also filed with the SEC a registration statement on Form F-10 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). The disclosure related to the Offer in this presentation is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services Inc. at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by email at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181. The Offer does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such an offer or solicitation is unlawful.

INVESTOR PRESENTATION l 4 Cautionary Information (continued) The scientific and technical information in respect of Hudbay contained in this presentation related to the Constancia project has been prepared by or under the supervision of Cashel Meagher, P.Geo., Hudbay’s Vice President, South America Business Unit. The scientific and technical information related to all other sites and projects of Hudbay contained in this presentation has been prepared by or under the supervision of Robert Carter, P.Eng., Hudbay’s Director, Technical Services. Messrs. Meagher and Carter are Qualified Persons for the purposes of NI 43-101 – Standards of Disclosure for Mineral Projects. (“NI 43-101”). The mineral reserve and resource estimates included in or underlying assumptions referenced in this presentation were prepared in accordance with NI 43-101 and the Canadian Institute on Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines. Mineral resources that are not mineral reserves do not have demonstrated economic viability. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors, please see the Technical Reports for each of Hudbay’s properties as filed on SEDAR at www.sedar.com. The disclosure in this presentation uses mineral resource classification terms and mineral resource estimates that comply with NI 43-101. NI 43-101 establishes standards for all public disclosure a Canadian issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained herein have been prepared in accordance with NI 43-101. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set forth in Industry Guide 7. Consequently, reserve and resource information contained herein is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC. In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or their issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates referred to herein may not qualify as “reserves” under SEC standards. In addition, the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” are used to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred resource exists. It cannot be assumed that all or any part of “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” contained herein is economically or legally mineable. For the above reasons, information contained herein containing descriptions of mineral reserve and resource estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Integrated base and precious metals mining company that became publicly traded in 2004 Operating mines, development projects and processing facilities located in the Americas Long track record of operating success in Flin Flon Greenstone Belt Nearly 90 year history where we have developed and operated 28 mines Disciplined and clear growth strategy focused on enhancing per share metrics Focused on value creation through exploration, mine development and efficient operations About Hudbay TSX, NYSE, BVL Symbol HBM Market Capitalization1 $1.7 billion Shares Outstanding 193 million Available Liquidity $1.4 billion Long-Term Debt (2020) $750 million INVESTOR PRESENTATION l 5 1. Based on Hudbay’s TSX closing share price on February 20, 2014

2014: Year of Growth and New Opportunities INVESTOR PRESENTATION l 6 Production Construction Feasibility & Permitting 777 Stable and steady low-cost production Constancia Initial production Q4 2014, commercial production expected Q2 2015 Exploration program to resume as airborne geophysics now completed Substantial reserve growth expected as tailings expansion study nears completion Reed Commercial production expected in Q2 2014 Rosemont High-quality development project Complementary to existing portfolio Sequences well with Constancia Well-established infrastructure The Next Phase of Growth Lalor Production rate to double in H2 2014 from main shaft and refurbished concentrator Underground exploration drilling in late 2014 ON TRACK TO ACHIEVE OUR GROWTH OBJECTIVES IN 2014

INVESTOR PRESENTATION l 7 Proposed Acquisition of Augusta COMPELLING VALUE PROPOSITION FOR ALL SHAREHOLDERS Offer Summary 0.315 of a Hudbay share per Augusta share, representing total consideration of C$2.96 per share1 Total enterprise value of approximately C$540 million2 62% premium to Augusta’s 20-day volume weighted average price3  Rosemont enhances Hudbay’s market position as a leading intermediate base metals company with world-class copper production growth Rosemont is an ideal fit with Hudbay’s disciplined growth strategy Potential development of Rosemont sequences well with Hudbay’s current priority projects Hudbay has the technical and operational expertise and financial capacity to efficiently develop and operate Rosemont Augusta shareholders have opportunity to participate in a leading intermediate base metals producer, while continuing to benefit from future value enhancements at Rosemont without single asset risk Source: 1.Based on Hudbay’s TSX closing share price on February 7, 2014 2.Total enterprise value stated on 100% basis and using fully diluted in-the-money shares outstanding 3.Based on Hudbay’s and Augusta’s volume weighted average price (VWAP) for the 20-day period ending February 7, 2014 based on TSX trading data only

Rosemont Project

HUDBAY

ADVANCED PERMITTING

> Located in Arizona – the 6th largest copper producing region globally
> Open pit project producing copper and molybdenum concentrates via flotation – similar mining, processing and scale to Constancia
> Augusta's 2012 Feasibility Study indicates over 240 million pounds of copper production per year at low cash costs[2]
> Excellent access to infrastructure, including power, highways, rail and ports
> Large reserve and resource base to support long-life operation of 20+ years
> Low capital intensity with strategic and financial partners to partially fund upfront capital

Augusta ownership	80%[1]
Initial capital expenditures[2]	US$1.2 billion
Throughput[2]	75k to 90k tpd
Avg. annual Cu production (LOM)[1,3]	110k tonnes
Cash cost per lb of Cu[2,4]	US$0.99/lb
Mine life[2]	+20 years
Strip ratio (LOM)	1.9


Pima County,
Arizona

Mineral Reserves and Resources[2,5]

Category	Tons (M)	Copper (%)	Moly (%)	Silver (opt)	Copper (Blbs)	Moly (Mlbs)	Silver (Moz)
Reserves	667.2	0.44	0.015	0.12	5.9	194	80
M&I	919.3	0.41	0.014	0.11	7.5	257	101
Inferred	138.6	0.40	0.012	0.10	1.1	33	14

Source: Augusta company disclosure
1. Assumes joint venture partners complete buy-in
2. Based on Augusta's NI 43-101 Technical Report – Updated Feasibility Study, Rosemont Copper Project prepared by M3 Engineering & Technology Corporation dated August 28, 2012, shown on 100% basis
3. Production is contained metal in concentrate
4. Cash costs are net of by-product credits
5. Mineral resources are inclusive of reserves and include mixed and sulfides resources only

INVESTOR PRESENTATION | 8

Production, Reserve and Resource Growth[1]

HUDBAY

SIGNIFICANT PRODUCTION GROWTH SUPPORTED BY LARGE RESERVE BASE

Copper Production Growth



Copper Production (kt Cu)
350
300
250
200
150
100
50
0
+570%
2013A
2014E
2015E
Pro Forma Hudbay
Manitoba
Constancia

Copper Reserve and Resource Growth[2]



(mm tonnes Cu)
0.6
1.0
2.0
1.0
1.6
4.1
+106% in P+P Reserves
Hudbay
Pro Forma Hudbay
Proven and Probable
Measured and Indicated
Inferred

Source: Hudbay and Augusta company disclosure

1. Assumes Hudbay acquires all of the issued and outstanding common shares of Augusta not currently held by Hudbay by issuing 0.315 of a Hudbay share per Augusta share. "Pro Forma Hudbay" indicates the expected impact on Hudbay after completion of an acquisition of Augusta.
2. Based on Hudbay's production, reserves and resources estimates and Augusta's NI 43-101 Technical Report – Updated Feasibility Study, Rosemont Copper Project prepared by M3 Engineering & Technology Corporation dated August 28, 2012.

INVESTOR PRESENTATION | 9

INVESTOR PRESENTATION l 10 Global Producer with Leading Cash Costs1 TOP GLOBAL PRODUCER WITH SIGNIFICANT LEVERAGE TO COPPER AND BOTTOM QUARTILE COSTS 0.0 1.0 2.0 3.0 4.0 Freeport Codelco Glencore BHP First Quantum Southern Cu Rio Tinto KGHM Kazakhmys Vale Anglo Antofagasta N. Iranian Cu Norilsk Hudbay (2018) PF Teck Chinalco Sumitomo Mitsubishi Barrick JX Holdings Vedanta Grupo Mexico Jiangxi Cu Gecamines ENRC Hudbay (2018) MMG ZCCM Russian Cu UGMK Mong. Gov't Lundin Marubeni Nevada Cu Mitsui Buenaventura Newcrest Private OZ Minerals Capstone Hudbay (2014) Copper Production (bn lbs) Source: Wood Mackenzie 1. Assumes Hudbay acquires all of the issued and outstanding common shares of Augusta not currently held by Hudbay by issuing 0.315 expected impact on Hudbay after completion of an acquisition of Augusta. Global Positioning on 2018E Copper Production $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 Southern Cu Chinalco Russian Cu Hudbay (2018) Hudbay (2018) PF Private MMG Jiangxi Cu OZ Minerals Capstone Nevada Cu Lundin Rio Tinto Buenaventura Freeport Hudbay (2014) Sumitomo Glencore Mong. Gov't Vale Teck JX Holdings First Quantum Mitsubishi Antofagasta Codelco ENRC KGHM Gecamines Marubeni Norilsk Mitsui Grupo Mexico BHP UGMK Anglo Kazakhmys N. Iranian Cu ZCCM Newcrest Barrick Vedanta Net Cash Costs (US$/lb Cu) Global Positioning on 2018E Cash Costs Rank 15 Rank 62 Rank 27 Source: Wood Mackenzie 1.Assumes Hudbay acquires all of the issued and outstanding common shares of Augusta not currently held by Hudbay by issuing 0.315 of a Hudbay share per Augusta share. “Hudbay (2018) PF” indicates the expected impact on Hudbay after completion of an acquisition of Augusta.

Constancia Project

HUDBAY

ADVANCED DEVELOPMENT

- Over US$1.3 billion of US$1.7 billion budget spent and committed with 56% completion at end of Q4 2013
- Initial production expected in late 2014 and commercial production in Q2 2015
- Delivered new homes to 29 of 36 families; 32 agreements signed, no critical path agreements outstanding

	Life of Mine[1]
Ownership	100%
Daily ore throughput	80k tpd
Avg. annual Cu production[2]	90k tonnes
Cash cost per Cu lb[3]	US$1.19/lb
Mine and mill unit cost[4]	US$7.48/tonne
Avg. annual sustaining capital	US$47 million
Mine life	16 years



Constancia Mill


PERU
Lima
Constancia

Constancia plant site overview

Source: Hudbay company disclosure

1. LOM as per NI 43-101 Technical Report on the Constancia Project dated October 15, 2012
2. Production is contained metal in concentrate
3. Net of by-products. Includes impact of silver and gold streams. Assumed metal prices per the Silver Wheaton stream agreement are as follows: Gold US$400/oz, Silver US$5.90/oz, Molybdenum (2014-US$12/lb, 2015-US$13/lb, 2016-US$13/lb, LT-US$13.50/lb)
4. Combined mine and mill unit operating costs per tonne of ore processed

INVESTOR PRESENTATION | 11

Constancia bog dam INVESTOR PRESENTATION l 12 Constancia Progress Photos Constancia plant site overview Primary crusher and crushed ore stockpile withdrawal tunnels Location of power substation for incoming electricity

View of Constancia mill INVESTOR PRESENTATION l 13 Constancia Progress Photos (continued) Constancia flotation cells Mine fleet assembly Hitachi shovels on site

INVESTOR PRESENTATION l 14 777 Mine Life of Mine1 Ownership 100% Daily ore throughput 4,500 tpd Avg. Annual Cu production2 25k tonnes Avg. Annual Zn production2 51k tonnes Cash cost per lb Cu3 $(1.10)/lb Mine and mill unit cost4 $53/tonne Avg. annual sustaining capital $18 million Mine life remaining 7 years Underground exploration program underway with the objective of extending the mine life 777 Winnipeg MANITOBA CONSISTENT PRODUCER WITH LOWEST DECILE CASH COSTS Source: Hudbay company disclosure, Wood Mackenzie 1. LOM as per NI 43-101 Technical Report on 777 Mine dated October 15, 2012, with the exception of cash costs (see note 3) 2. Production represents contained metal in concentrate 3. Wood Mackenzie LOM average from 2014 to 2020; cash costs per pound of copper, net of by-product credits 4. Combined mine and mill unit operating costs per tonne of ore processed 1,424 1,470 1,540 1,488 1,492 1,529 1,620 $38 $39 $38 $37 $37 $43 $43 -- $10 $20 $30 $40 $50 -- 400 800 1,200 1,600 2007 2008 2009 2010 2011 2012 2013 Mining Cost (C$/tonne) Ore Mined (kt)

Lalor Mine

HUDBAY

PRODUCTION; PHASE 2 RAMP-UP

- $410 million of overall $441 million[1] capital budget invested to Dec. 31, 2013
- Production shaft commissioning expected in the second half of 2014 (Phase 2)
- Doubling of production rate with refurbishment of Snow Lake Concentrator expected by mid-2014

	Life of Mine[2]
Ownership	100%
Daily ore throughput	3,300 tpd
Avg. annual Zn production[3]	59k tonnes
Avg. annual Au-Eq. production[3]	43k ounces
Avg. annual Cu production[3]	5k tonnes
Cash cost per lb Zn[4]	$(0.09)/lb
Mine and mill unit cost[5]	$58/tonne
Avg. annual sustaining capital	$23 million
Mine life	+15 years


MANITOBA
Lalor
Winnipeg

Source: Hudbay company disclosure, Wood Mackenzie
1. Reflects only the mine component of the Lalor project
2. LOM as per NI 43-101 Pre-Feasibility Study Technical Report on Lalor Deposit dated March 29, 2012, with the exception of cash costs (see note 4)
3. Production represents contained metal in concentrate; silver converted to gold at a rate of 50:1
4. Wood Mackenzie LOM average from 2015 to 2027; cash costs per pound of zinc, net of by-product credits
5. Combined mine and mill unit operating costs per tonne of ore processed

INVESTOR PRESENTATION | 15

INVESTOR PRESENTATION l 16 Lalor Cross-Section Looking N70oW 0m 250m 1000m 500m 750m Vent raise Production shaft 2014 Surface 0m 1500m Exploration platform Base Metal Resource High Grade Intercepts Gold & Copper-Gold Resource Completed infrastructure and development UNDERGROUND EXPLORATION TO BEGIN IN LATE 2014

Reed Mine Winnipeg Reed MANITOBA INVESTOR PRESENTATION l 17 Initial production began in September 2013 $67 million invested and committed of overall $72 million capital budget to Dec. 31, 2013 On track to reach commercial production during Q2 2014 PRODUCTION RAMP-UP Life of Mine1 Ownership 70% Daily ore throughput 1,300 tpd Avg. annual Cu production2 15k tonnes Cash cost per lb Cu3 $1.64/lb Mine and mill unit cost3 $89.90/tonne Avg. annual sustaining capital $10 million Mine life 5 years Source: Hudbay and VMS Venture Inc. company disclosure 1. LOM as per NI 43-101 Pre-Feasibility Study Technical Report on the Reed Copper Deposit dated April 2, 2012 as filed by VMS Ventures Inc., shown on 100% basis 2. Production represents contained metal in concentrate 3. Cash costs per lb calculated using the life of mine model supporting the NI 43-101 report 4. Combined mine and mill unit operating costs per tonne of ore processed

$631 $164 $260 $100 $250 Available Liquidity Available Credit Facilities Canadian Income Tax and Peruvian VAT Remaining Stream Payments Equity Financing Cash and Equivalents Strong Financial Capacity Hudbay Liquidity 1 Total Current Liquidity of $1.4 billion 1. Pro-forma liquidity including cash balances as of December 31, 2013; assumes USD/CAD conversion rate of 1.0 2. Includes Caterpillar Financial financing and additional standby credit facilities, $100 million of which is dedicated for refinancing Augusta indebtedness 3. Expected to be reimbursed in H1 2014 4. Net of underwriting fees and expenses 5. Financial partners include Silver Wheaton and KORES/LG consortium 2 3 4 INVESTOR PRESENTATION l 18 WELL CAPITALIZED TO COMPLETE CONSTANCIA CONSTRUCTION AND ADVANCE ROSEMONT Sufficient financial capacity to fund remaining capital spending at Constancia, Lalor, and Reed Additional $150 million expected off-take debt financing in Q2 2014 Rosemont capital expenditures expected to be funded from contributions of financial partners5 and growing internal cash flow

Near Term Milestones 2014 2015 Q1 Q2 Q3 Q4 Q1 Q2 Commercial production Reed Note: All timelines are estimates Expiry of Augusta Offer Rosemont Production shaft commissioning Lalor Completion of refurbished Snow Lake Concentrator Lalor Initial production Constancia Commercial production Constancia INVESTOR PRESENTATION l 19

Why Hudbay? INVESTOR PRESENTATION l 20 DISCIPLINED GROWTH STRATEGY Mining friendly jurisdictions in the Americas Seeking development stage assets with exploration upside Leverage operating, development and exploration expertise VMS and porphyry deposits Grow net asset value, earnings and cash flow per share

Appendix INVESTOR PRESENTATION l 21

 By-product copper and zinc cost curves Additional capital required by 2020 as a % of market value 2014 guidance Constancia additional details Lalor additional details Precious metals stream Reserves and resources INVESTOR PRESENTATION l 22 Appendix Contents

INVESTOR PRESENTATION l 23 2013 Copper & Zinc By-Product Cost Curves1 Source: Wood Mackenzie (2013 cost curve) 1 By-product costs calculated using -product costing methodology, which is materially different from the by-product costs reported by Hudbay in its public disclosure 2 777 and Constancia by-product costs include the effect of the stream transactions -250 -200 -150 -100 -50 0 50 100 150 200 250 0 10 20 30 40 50 60 70 80 90 100 C1 Cash Cost (100 x US$/lb) Cumulative Percentile Production (%) Cu Cash Cost Zn Cash Cost 777 Mine (2013) Lalor (LOM) Constancia (LOM) Reed (LOM) 777 Mine (LOM) Wood Mackenzie’s by

INVESTOR PRESENTATION l 24 Additional Capital Required by 2020 as a % of Source: Wood Mackenzie, Metals Market Service Insight, August 2013 By 2020 an additional US$172 billion will be required in the mining industry to meet forecast demand $59 billion $43 billion $23 billion $15 billion $13 billion $9.4 billion $6 billion $3 billion $1 billion 0% 5% 10% 15% 20% 25% 30% 35% Copper Iron ore Coal - Therm Aluminum Zinc Coal - Met Nickel Gold Lead Market Value

2014 Guidance

HUDBAY

Manitoba contained metal in concentrate		Guidance	Year Ended	Guidance
		2014	Dec. 31, 2013	2013
Copper[1]	tonnes	41,000 – 55,000	29,930	33–38,000
Zinc[1]	tonnes	87,000 – 105,000	86,527	85–100,000
Precious Metals[1]	troy oz.	101,000 – 123,000	91,258	85–105,000

[1] Includes 100% of Reed mine production

[2] Precious metals production includes gold and silver production. Silver converted to gold at a ratio of 50:1 for 2013 and 2014 guidance. For 2013 production, silver converted to gold at 64:1, based on estimated 2013 realized sales prices.

2014 Production and Unit Operating Guidance By Region		Flin Flon Operations (777 and Reed)	Snow Lake Operations (Lalor)	Peru Operations (Constancia)	Total
Copper	tonnes	33,000 – 41,000[2]	3,000 – 4,000	5,000 – 10,000	41 – 55,000
Zinc	tonnes	50,000 – 60,000[2]	37,000 – 45,000		87 – 105,000
Precious Metals[3]	ounces	73,000 – 88,000[2]	26,000 – 32,000	2,000 – 3,000	101 – 123,000
Combined mine and mill unit operating costs	$/tonne ore processed	54 - 66	102 - 124	See Note 4	

[1] Metal reported in concentrate is prior to refining losses or deductions associated with smelter terms. Production volumes include anticipated pre-commercial production amounts from Lalor, Reed and Constancia.

[2] Includes 100% of Reed mine production

[3] Precious metals production includes gold and silver production. Silver converted to gold at a ratio of 50:1 for 2014 guidance.

[4] Reflects combined mine and mill costs per tonne of milled ore. Excludes mine and mill costs and tonnes associated with pre-commercial production mine output from Reed and Lalor in 2014. Constancia unit costs not included as the mine is not expected to be in commercial production during 2014.

INVESTOR PRESENTATION | 25

C$ Millions Growth Lalor 60 Constancia 678 Reed 9 Capitalized Interest and Other 110 Total Growth Capital 857 Sustaining 110 Total Capital Expenditures 967 INVESTOR PRESENTATION l 26 2014 Capital Expenditures Forecast

C$ Millions Manitoba 15.8 Peru 2.1 Other 2.5 Total Exploration Expenditures 20.4 Manitoba Capitalized Spending (10.6) Total Exploration Expense 9.8 INVESTOR PRESENTATION l 27 2014 Exploration Expenditures Budget

Flin Flon Zinc Plant Zinc concentrate treated 195,000 225,000 tonnes Recovery 97% Unit Operating Costs1 C$0.30 - $0.37/lb 1 ual INVESTOR PRESENTATION l 28 2014 Zinc Plant Guidance  1 Forecast unit operating costs are calculated on the same basis as reported unit operating costs in Hudbay’s quarterly and annual management’s discussion and analysis

Constancia - Access to Existing Infrastructure

HUDBAY

83km access road from Yauri

- To be upgraded for concentrate haulage post commissioning

Tintaya power substation 70km away

- Construction of power transmission line from Tintaya underway
- 100% of ROW agreements secured, 61% complete as of January 31, 2014

Rail-head at Imata 150km away

- Pursuing bi-modal transportation solution

~475km from Matarani Port by road

Port access and power supply secured under 10-year contracts



Cusco
Constancia
Tintaya
Yauri
Imata
Matarani
AREQUIPA
LAS BAMBAS
SICUANI
QUECHUA
SOCABAYA
AREQUIPA
IMATA
Santo Tomas
Chivay
Negro Mayo
Mollendo
CUSCO - PROJECT SITE (OP-1)
0
25km
50km

Infrastructure & power expected to be available to meet Constancia project schedule

INVESTOR PRESENTATION | 29

Constancia Site Plan and Layout INVESTOR PRESENTATION l 30

Constancia - Current Schedule

HUDBAY


2011
2012
2013
2014
2015
Q1 Q2 Q3 Q4
Permitting
Mine Permit
Front End Engineering Design
Construction Camp
Procurement
Community Agreements
Board Approval
Power Line
TMF and WRF
Plant
Commissioning and Ramp Up
Commercial Production Q2 2015

INVESTOR PRESENTATION | 31

Constancia - Regional Exploration Potential

HUDBAY

Helicopter Magnetic/Radiometrics Survey

- Survey outline with geology, claims (Hudbay in green), and significant deposits
- Commodity Focus: Cu, Au, & Mo
- Brown and tan areas represent overburden (i.e. underexplored areas)
- Survey cost ~$800K, (85km x 40km)
- Completion prior to wet season with results expected Q1 2014, interpretation to follow
- Geologic mapping, sampling, & drilling to follow in favorable areas
- Additional phases of regional exploration after proof of concept


Cerro Ccopane - Huillque
Julia Clara
Colquemarca II
Livitaca-Velille
Monte Rojo
Winicocha
Katanga
Constancia
Antay
Tintaya
Antapaccay
Quechua
Coroccohuayco
Sukuytambo
Caylloma

INVESTOR PRESENTATION | 32

Lalor Mine - Schedule

HUDBAY


2009
Q1 Q2 Q3 Q4
2010
Q1 Q2 Q3 Q4
2011
Q1 Q2 Q3 Q4
2012
Q1 Q2 Q3 Q4
2013
Q1 Q2 Q3 Q4
2014
Q1 Q2 Q3 Q4
Permitting
Engineering
Procurement
Surface Construction
Underground Development
Underground Construction and Electrical Installations
Production Shaft Excavation and Shaft Stations
Production Shaft Steel Installation and Changeover
Production Shaft Commissioning
Contract Closures, Final Invoicing, as-builts
Project Completion

INVESTOR PRESENTATION | 33

INVESTOR PRESENTATION l 34 Precious Metals Stream Overview US$750 million in upfront deposit payments from Silver Wheaton for delivery of: 100% of payable gold and silver from 777 mine until the end of 2016; and 50% of payable gold and 100% of payable silver thereafter for the remainder of life of mine 100% of payable silver from Constancia project Along with upfront payments, Hudbay will receive US$400 per ounce for gold and US$5.90 per ounce of silver1 Additional US$135 million deposit payment from Silver Wheaton against delivery of: 50% of payable gold from the Constancia project In addition to the deposit payment, Hudbay will receive the lesser of the market price and US$400 per ounce for gold delivered to Silver Wheaton2 Precious metals stream transaction preserves precious metals upside potential for Hudbay shareholders Precious metals production from Lalor excluded Excludes land package outside of Constancia and Pampacancha, including Chilloroya 1Subject to 1% annual escalation starting 2015 2 Subject to 1% annual escalation starting 2016

INVESTOR PRESENTATION l 35 Peru Reserves Overview Constancia Mineral Reserves Category Ore (M tonnes) Cu (%) Mo (g/t) Au (g/t) Ag (g/t) Proven 349 0.37 100 0.043 3.29 Probable 54 0.24 60 0.035 2.98 Pampacancha Mineral Reserves Category Ore (M tonnes) Cu (%) Mo (g/t) Au (g/t) Ag (g/t) Proven 10 0.54 170 0.318 4.20 Probable 37 0.46 140 0.276 4.56 As at August 8, 2012 Total Mineral Reserves Category Ore (M tonnes) Cu (%) Mo (g/t) Au (g/t) Ag (g/t) Total Proven 359 0.37 102 0.051 3.32 Total Probable 91 0.33 93 0.133 3.63 Total Reserves 450 0.36 100 0.067 3.38

INVESTOR PRESENTATION l 36 Peru Resources Overview Constancia Mineral Resources Category M (tonnes) Cu (%) Mo (g/t) Au (g/t) Ag (g/t) Measured 119 0.23 62 0.038 2.3 Indicated 344 0.20 58 0.034 2.0 Inferred 219 0.19 49 0.032 1.8 Pampacancha Mineral Resources Category M (tonnes) Cu (%) Mo (g/t) Au (g/t) Ag (g/t) Inferred 4 0.41 103 0.207 6.2 Total Mineral Resources Category M (tonnes) Cu (%) Mo (g/t) Au (g/t) Ag (g/t) Measured + Indicated 463 0.21 59 0.035 2.0 Inferred 223 0.19 50 0.035 1.9 As at August 8, 2012

INVESTOR PRESENTATION l 37 Manitoba Mineral Reserves 1 Includes 777 North Category Tonnes Cu (%) Zn (%) Au (g/t) Ag (g/t) 7771 Proven 4,959,000 2.37 4.05 1.95 27.31 Probable 6,448,000 1. 84 4.40 1.79 28.49 Lalor Base Metal Proven 57,000 0.48 12.40 0.63 15.52 Probable 13,147,000 0.67 8.15 1.59 23.62 Lalor Gold Zone Probable 1,866,000 0.37 0.37 3.96 21.41 Total Proven 5,016,000 2.35 4.15 1.93 27.18 Total Probable 21,461,000 0.89 6.35 1.86 24.89 Total Reserves 26,477,000 1.17 5.93 1.87 25.32 As at January 1, 2013

1 Includes 777 North INVESTOR PRESENTATION l 38 Manitoba Mineral Resources As at September 30, 2012 Category Tonnes Cu (%) Zn (%) Au (g/t) Ag (g/t) 7771 Inferred 782,000 1.06 4.43 1.75 31.15 Lalor Base Metal Inferred 3,191,000 0.62 8.83 1.24 23.07 Lalor Gold Zone Inferred 7,338,000 0.41 0.32 4.63 31.32 Lalor Copper Gold Zone Inferred 1,461,000 4.16 0.31 6.81 20.34 Total Inferred 12,772,000 0.93 2.70 3.86 27.99

INVESTOR PRESENTATION l 39 Reed Copper Project1 Category Tonnes Cu (%) Zn (%) Au (g/t) Ag (g/t) Probable 2,157,000 3.83 0.59 0.48 6.02 Inferred 170,000 4.26 0.52 0.38 4.55 Mineral Reserves as at March 30, 2012 Mineral Resources as at March 15, 2011 1 Hudbay holds a 70% joint venture interest in the Reed copper project

Project Category Cu Equivalent (000 tonnes) 2013 2012 Change Constancia Proven & Probable 1,886 1,911 (25) Measured & Indicated 1,329 - 1,329 Inferred 566 75 491 Pampacancha Proven & Probable 377 - 377 Measured & Indicated - 381 (381) Inferred 27 - 27 Lalor Proven & Probable 705 629 76 Inferred 579 567 12 7772 Proven & Probable 563 599 (36) Inferred 32 58 (26) Reed (70%)3 Proven & Probable 67 66 1 Inferred 6 6 - Total Proven & Probable 3,598 3,205 393 Measured & Indicated 1,329 381 948 Inferred 1,210 706 504 1 For additional detail respecting the mineral reserve and resource estimate in this 2 Includes 777 North 3 Values shown represent proportionate ownership interest pursuant to the applicable joint venture/option agreement All Metals INVESTOR PRESENTATION l 40 Copper Equivalent Reserves and Resources presentation, see “Additional Information”. Hudbay’s

Precious Metal Equivalent Reserves and Resources[1]

HUDBAY

Project	Category	Au Equivalent (000 ounces)		
		2013	**2012**	**Change**
Constancia[2]	Proven & Probable	1,385	1,389	(4)
	Measured & Indicated	1,132	-	1,132
	Inferred	477	77	400
Pampacancha	Proven & Probable	566	-	566
	Measured & Indicated	-	635	(635)
	Inferred	43	-	43
Lalor	Proven & Probable	1,137	1,080	57
	Inferred	1,753	1,783	(30)
777[3]	Proven & Probable	886	967	(81)
	Inferred	60	104	(44)
Reed (70%)[4]	Proven & Probable	29	29	-
	Inferred	2	2	-
Total	**Proven & Probable**	**4,003**	**3,465**	**538**
	Measured & Indicated	**1,132**	**635**	**497**
	Inferred	**2,335**	**1,966**	**369**

[1] For 2013 and 2012, precious metal equivalent reserves and resources include gold and silver only, expressed in ounces of gold with silver converted to gold at a ratio of 50:1.
[2] Pursuant to a stream agreement with Silver Wheaton, the company is required to deliver 100% of payable silver from the Constancia project for cash payments equal to the lesser of (i) the market price and (ii) US$5.90 per ounce, subject to 1% annual escalation after three years.
[3] Includes 777 North. Pursuant to a stream agreement with Silver Wheaton, the company is required to deliver 100% of payable gold and silver from its 777 mine until the later of December 31, 2016 and satisfaction of a completion test at Constancia, and thereafter 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life, for cash payments equal to the lesser of (i) the market price and (ii) US$400 per ounce (for gold) and US$5.90 per ounce (for silver), subject to 1% annual escalation after three years.
[4] Value shown represents Hudbay's proportionate ownership interest pursuant to the applicable joint venture/option agreement.

INVESTOR PRESENTATION | 41

Additional Information

HUDBAY

- Overall copper equivalent reserves and resources and precious metal equivalent reserves and resources are in-situ contained metal based on estimated reserves and resources at Hudbay's Constancia, Pampacancha, 777, Lalor and Reed properties. Copper equivalent metal for 2013 calculated using a copper price of US$2.75 per pound, zinc price of US$0.95 per pound, gold price of US$1,250.00 per ounce, silver price of US$25.00 per ounce, lead price of US$0.90 per pound and molybdenum price of US$14.00 per pound. Copper equivalent metal for 2012 was calculated using a copper price of US$2.75 per pound, zinc price of US$0.95 per pound, gold price of US$1,100.00 per ounce, silver price of US$22.00 per ounce, lead price of US$0.85 per pound and molybdenum price of US$13.00 per pound.

Manitoba

- To estimate mineral reserves, measured and indicated mineral resources were first estimated in a 12-step process, which includes determination of the integrity and validation of the data collected, including confirmation of specific gravity, assay results and methods of data recording. The process also includes determining the appropriate geological model, selection of data and the application of statistical models including probability plots and restrictive kriging to establish continuity and model validation. The resultant estimates of measured and indicated mineral resources are then converted to proven and probable mineral reserves by the application of mining dilution and recovery, as well as the determination of economic viability using full cost analysis. Other factors such as depletion from production are applied as appropriate.
- Estimated inferred mineral resources within our mines were estimated by a similar 12-step process, used to estimate measured and indicated resources.
- The zinc price used for mineral reserve and resource estimations for the Manitoba mines was US$1.01 per pound (includes premium), the copper price was US$2.75 per pound, the gold price was US$1,250.00 per ounce and the silver price was US$25.00 per ounce using an exchange of 1.05 C$/US$.
- For additional details relating to the estimates of mineral reserves and resources at the 777 mine, including data verification and quality assurance/quality control processes refer to the "Technical Report 777 Mine, Flin Flon, Manitoba, Canada" dated October 15, 2012 on SEDAR.
- For additional details relating to the estimates of mineral reserves and resources at the Lalor project, including data verification and quality assurance/quality control processes refer to the "Pre-Feasibility Study Technical Report, on the Lalor Deposit" dated March 29, 2012 on SEDAR.

INVESTOR PRESENTATION | 42

For additional details relating to the estimates of mineral reserves and resources at the Constancia Constancia Project, National Instrument 43- November 6, 2012. Copper Equivalent % is calculated for the in situ value of contained metals using the following $US metal price assumptions, Cu=2.75/lb Mo=13.00/lb, Ag=22.00/oz and Au=1,100.00/oz. The Constancia and Pampacancha mineral reserves are based on a Peruvian Sole: US Dollar exchange rate of 2.85:1 and the following long term metals prices: Cu US$2.75/lb; Ag US$23.00/oz; Au US$1,150.00/oz; and Mo US$14.00/lb. The Constancia mineral resources are reported at a 0.12% copper cut-off and are based on the following assumptions: a copper price of US$2.88/lb, a molybdenum price of US$14.00/lb, copper recovery of 89%, molybdenum recovery of 60%, processing cost of US$5.50/t and mining cost of US$1.30/t. The Pampacancha mineral resources are reported at a 0.20% copper cut-off and are based on a Peruvian Sole: US Dollar exchange rate of 2.85:1 and the following long term metals prices: Cu US$2.75/lb; Ag US$23.00/oz; Au US$1,150.00/oz; and Mo US$14.00/lb. Measured and indicated mineral resources were estimated in house. The process includes determination of the integrity and validation of the data collected, including confirmation of specific gravity, assay results and methods of data recording. The process also includes determining the appropriate geological model, selection of data and the application of statistical models including probability plots to establish continuity and model validation. INVESTOR PRESENTATION l 43 Peru project, including data verification and quality assurance/quality control processes refer to “The 101 Technical Report” as filed on SEDAR by Hudbay on November 6, 2012.

 The weighted average (based on planned production tonnage) used in the Reed pre-feasibility study for mineral reserve estimation for copper was US$2.95 per pound, the gold price was US$1,269.09 per ounce and the silver price was US$24.78 per ounce using an exchange rate of 1.034 C$/US$. INVESTOR PRESENTATION l 44 Reed

For more information contact: Candace Brûlé Director, Investor Relations Tel: 416.814.4387 Email: candace.brule@hudbayminerals.com HBM Constancia primary crusher